Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated

June 9, 2016 to Prospectus dated May 7, 2015

Registration Statement No. 333-203959

June 9, 2016

Western Alliance Bancorporation

$175,000,000

6.25% SUBORDINATED DEBENTURES DUE 2056

Issuer:	Western Alliance Bancorporation

Securities:	6.25% Subordinated Debentures due 2056

Security Type:	Subordinated Debentures

Anticipated Ratings*:	Kroll: BBB / Egan-Jones: BBB

Minimum Denominations:	$25 and integral multiples of $25 in excess thereof

Trade Date:	June 9, 2016

Settlement Date (T+5):	June 16, 2016

Maturity Date:	July 1, 2056

Underwriting Discount:	$0.7875 per debenture

Principal Amount:	$175,000,000

Over-Allotment Option:	$25,000,000

Proceeds (after underwriting discount and before expenses):	$169,487,500

Price to Public:	$25.00 plus accrued interest, if any, from June 16, 2016 to the date of delivery.

Coupon:	6.25%

Interest Payment Dates:	Quarterly on the 1st of each July, October, January and April, commencing on October 1, 2016.

Record Dates:	Interest payments on the debentures will be made to the holders of record at the close of business on June 15, September 15, December 15, and March 15, as the case may be, immediately preceding such July 1, October 1, January 1 or April 1, whether or not a business day.

Optional Redemption:

The Issuer may elect to redeem the debentures:

•     in whole at any time or in part from time to time on or after July 1, 2021, at a redemption price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption; or

•     in whole, but not in part, at any time prior to July 1, 2021, within 90 days of the occurrence of (i) a “tax event,” (ii) a subsequent event which precludes the debentures from being recognized as Tier 2 capital, or (iii) the Issuer is required to register as an investment company under the Investment Company Act of 1940, as amended, at a redemption price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption.

Use of Proceeds:	The Issuer intends to use the net proceeds from this offering for general corporate purposes.

CUSIP; ISIN:	957638 208; US9576382082

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Co-Managers:	D.A. Davidson & Co. FIG Partners, LLC Jefferies LLC Piper Jaffray & Co.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The Issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers will arrange to send you the prospectus if you request it by calling or e-mailing Morgan Stanley & Co. LLC, toll-free at 1-866-718-1649 or prospectus@morganstanley.com or Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or wfscustomerservice@wellsfargo.com.